Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES AND NGL SUPPLY, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	NGL Energy Partners LP							NGL Supply, Inc.
	Nine Months						Six Months	Six Months
	Ended						Ended	Ended
	December 31,		Year Ended March 31,				March 31,	September 30,
	2015		2015	2014	2013	2012	2011	2010

EARNINGS:
Income (loss) before income taxes	$(34,903)		$26,262	$49,695	$50,065	$8,465	$12,679	$(3,977)
Loss (income) before income taxes attributable to noncontrolling interests	(12,906)		(13,223)	(1,103)	(250)	12	—	45
Fixed charges	129,423		151,956	91,622	66,824	9,354	2,761	597
Total earnings (loss)	$81,614		$164,995	$140,214	$116,639	$17,831	$15,440	$(3,335)

FIXED CHARGES:
Interest expense	$98,549		$110,123	$58,854	$32,994	$7,620	$2,482	$372
Loss on early extinguishment of debt	—		—	—	5,769	—	—	—
Portion of rental expense estimated to relate to interest (1)	30,874		41,833	32,768	28,061	1,734	279	225
Fixed charges	$129,423		$151,956	$91,622	$66,824	$9,354	$2,761	$597

Ratio of earnings to fixed charges		(2)	1.09	1.53	1.75	1.91	5.59	(3)

(1)             Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(2)             The ratio was less than 1:1 for the nine months ended December 31, 2015. NGL Energy Partners LP would have needed to generate an additional $47.8 million of earnings to achieve a ratio of 1:1.

(3)             The ratio was less than 1:1 for the six months ended September 30, 2010. NGL Supply, Inc. would have needed to generate an additional $3.9 million of earnings to achieve a ratio of 1:1.